ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

March 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Timothy S. Levenberg, Esq.

Re:	ESGL Holdings Limited
Amendment No. 1 to Registration Statement on Form F-4
Filed February 28, 2023
File No. 333-269078

Dear Mr. Levenberg:

ESGL Holdings Limited (the “Company”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 17, 2023, regarding the Company’s Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement”) previously filed with the Commission on February 28, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in Amendment No. 2 to the Registration Statement (the “Amendment”) which is being submitted to the Commission concurrently with the submission of this letter.

Amendment No. 1 to Form F-4

Ownership of the Combined Company After the Closing, page 25

1.	We note your disclosure that the second table on page 25 assumes the exercise of all public Warrants and private Warrants. However, it does not appear that such table assumes such exercise. For example, the shares held by each party and the total number of shares do not appear to include shares issuable upon exercise of warrants. Please revise.

RESPONSE: The Company has added disclosure on page 25 of the Amendment in response to the Staff’s comment.

Risk Factors, page 29

2.	At pages 21 and 63 you state that “On February 26, 2023, the parties to the Merger Agreement agreed to waive the requirement that the Combined Company have at least $5,000,001 in net tangible assets upon the closing of the Business Combination.” Revise to disclose the reason(s) this action was taken. Also, please provide a discussion of any material risks of the waiver to investors and the post-business combination company.

RESPONSE: The Company has added disclosure on pages 21-22 and page 63 of the Amendment in response to the Staff’s comment.

Background of the Business Combination, page 66

3.	We note your response to prior comment 14. Please further revise to explain the material considerations memorialized in Mr. Heng’s paper, including the particular “investment thesis, risks and mitigants” it contained.

RESPONSE: The Company has revised the disclosure on page 68 of the Amendment in response to the Staff’s comment.

Projected Financial Information, page 69

4.	Please expand your disclosure to describe the reasons the projections were prepared and the purpose for their inclusion in the filing. See prior comment 15.

RESPONSE: The Company has expanded the disclosure on page 69 of the Amendment in response to the Staff’s comment.

Governance Proposal C - Exclusive Forum, page 84

5.	We note your response to prior comment 18, and your disclosure that the Amended Articles provide for an exclusive forum provision for “certain shareholder litigation.” Please revise your disclosure to describe the shareholder litigation to which the exclusive forum provision applies. In addition, please clarify your disclosure regarding the adoption of U.S. federal district courts as the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act, as such disclosure does not appear to be consistent with the proposed exclusive forum provision provided in Annex B.

RESPONSE: The Company has revised the disclosure on page 84 of the Amendment in response to the Staff’s comment.

U.S. Federal Income Tax Consequences, page 86

6.	We note the forms of tax opinions filed as exhibits and revised disclosure provided in response to prior comment 19, and reissue such comment in part. Insofar as both law firms provide “should” opinions, your disclosure and counsel’s opinions should discuss the degree of uncertainty and make clear why counsel cannot give a firm opinion regarding the tax treatment of the Business Combination.

RESPONSE: We believe that we sufficiently address any uncertainties in our disclosure language regarding the qualification of the Reincorporation Merger as a reorganization under Section 368. Namely, we mention that the rules under Sections 367(a) and 368 are complex and there is limited guidance as to their application to our fact pattern. Per the Staff’s comment, we have added in similar language to our disclosure to address any uncertainties with respect to the qualification of the Acquisition Merger as a reorganization under Section 368.

We thank the Staff in advance for its review of the foregoing and the Amendment. If you have further comments, we ask that you forward them by electronic mail to our counsel, David J. Levine, Esq., at dlevine@loeb.com by telephone at (212) 407-4923.

Very truly yours,

/s/ Samuel Lui
Samuel Lui,
Chief Executive Officer